## Certification of CEO and CFO Pursuant to
## 18 U.S.C. Section 1350,
## As Adopted Pursuant to
## Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Quarterly Report on Form 10-Q of Churchill Downs Incorporated (the "Company") for the quarterly period ended September 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Thomas H. Meeker, as President and Chief Executive Officer of the Company, and Robert L. Decker, as Executive Vice President and Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, to the best of his knowledge, that:

(1)     The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)     The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Thomas H. Meeker
Thomas H. Meeker
President and Chief Executive Officer
November 14, 2002

/s/Robert L. Decker
Robert L. Decker
Executive Vice President and Chief Financial Officer
November 14, 2002

This certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of § 18 of the Securities Exchange Act of 1934, as amended.